NCTO

3678134

A0759707

FILED DBM
Secretary of State
State of California

IPU AUG 18 2014 bhs

Certificate of Amendment of Articles of Incorporation

The undersigned certify that:

1. They are the president and the secretary, respectively, of California Carbon Aerospace, Inc., a California corporation.

2. Article 1 and 5 of the Articles of Incorporation of this corporation is amended to read as follows:

Article 1: The name of the Company is California Carbon Industry, Inc.

Article 5: The Corporation is authorized to issue two classes of stocks.

- The Common Stock with a total of Authorized shares of Common Stock of Four Hundred Millions (400,000,000);
- Preferred Stocks - Class A - for a total of One Hundred Thousands, (100,000). The board of directors may divide the Preferred Stocks - Class A into any number of series. The board of directors shall fix the designation and the number of shares of any series of Preferred Stocks - Class A. The board of directors may determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stocks - Class A.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The corporation has issued no shares.

We further declare under penalty of perjury under the laws of California that the matters set forth in this certificate are true and correct to the best of our own knowledge.

DATE: August 18th, 2014

By: ____________________
Frederic Scheer, President

By: ____________________
Frederic Scheer, Secretary